March 4, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Donald H. Walker
Vice President, Treasurer and Chief Financial Officer
2800 Gilbert Avenue
Cincinnati, Ohio 45206

Re:	Frisch`s Restaurants, Inc.
	Form 10-K for the year ended May 30, 2004
Forms 10-Q for the quarters ended September 19, 2004 and December
12,
2004
	Commission file #: 001-07323

Dear Mr. Walker:

We have reviewed your February 25, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended May 30, 2004

Notes to the Financial Statements

Note A.  Accounting Policies
- Self Insurance

1. We note from your response to comment 5 that you conduct a quarterly analysis of claims experience, but actual reserve adjustments are only performed on an annual basis. Please supplementally explain why you performed a quarterly analysis of your self-insurance claims experience but perform reserve adjustments on only an annual rather than quarterly basis. If you do not believe the results of the quarterly analysis would materially impact the quarterly financial statements, provide us with quantified information supporting your response.
Note C - Leased Property

2. We note from your response to comment 6 that you are currently assessing the impact of conforming with paragraph 15 of SFAS No. 13 for leases with escalating payments over their terms. If the impact is material to your results of operations for the affected period, we would expect you to account for any changes to your financial statements as the correction of an error pursuant to paragraphs 36 and 37 of APB No. 20. Please advise or revise as appropriate.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-
1936 if you have questions.
								Sincerely,


								Linda Cvrkel
								Branch Chief
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Frisch's Restaurants, Inc.
March 4, 2005
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